Sun Life Financial reports record Q2 earnings
of $438 million or 73c a share, up 22% from a year ago

Toronto — July 29, 2004 — Sun Life Financial Inc. (NYSE/TSX: SLF) reported record earnings of $438 million for the quarter ended June 30, 2004, up from $366 million for the second quarter of 2003, driven by improved results in the Canadian, United States, and Asian business groups. Earnings per share (EPS) of 73 cents for the quarter were up 22 per cent from 60 cents a year ago and return on equity (ROE) increased to 12 per cent from 10.3 per cent in the second quarter last year.

Donald A. Stewart, Chief Executive Officer, said, “We are pleased with the overall results and the positive contributions made across our businesses last quarter. A strong and continuing rebound in earnings in our U.S. operations, solid performances in our Canadian and Asian businesses and improved equity markets contributed to our record results.”

“As a result of our continued financial strength and confidence in the outlook for the balance of 2004 and beyond, the Board of Directors is increasing the quarterly common share dividend by 5 per cent to 22 cents per share. This latest step-up in the dividend follows a 24 per cent increase at the end of March 2004 and brings the increase in dividends per share this year to 29 per cent.”

Stewart said, “Earnings at MFS Investment Management (MFS) were flat compared to a year ago due to higher legal costs and other repercussions from the regulatory settlements. Under the new MFS management team, we are taking determined action to improve profitability and investment performance, which has traditionally been the hallmark of MFS’ success,”.

FINANCIAL HIGHLIGHTS:

•	EPS of 73 cents for the second quarter, up 22 per cent from 60 cents a year earlier.

•	ROE for the quarter was 12 per cent, up 170 basis points from 10.3 per cent in the second quarter of 2003. On a year-to-date basis, ROE increased 160 basis points to 11.2 per cent from 9.6 per cent while operating ROE rose 240 basis points to 12 per cent from 9.6 per cent.

•	On July 29, 2004, the Board of Directors approved an increase to 22 cents per share of the quarterly common share dividend, up 5 per cent from 21 cents per share paid previously. This increase reflects a new target dividend payout ratio of 25 to 35 per cent of EPS, up from the previous level of 20 to 30 per cent. Quarterly dividends have increased 29 per cent since the beginning of 2004.

Sun Life Financial / Second Quarter	Page 2

•	Improved results in the Canadian and U.S. business groups contributed to the rise in earnings. In U.S. dollars, Sun Life Financial U.S. earnings for the second quarter 2004 were up 82 per cent from the same period in 2003. Sun Life Financial Canada earnings of $230 million were up 6 per cent over second quarter 2003.

•	In the second quarter of 2004, Sun Life Financial Inc. repurchased approximately 1.6 million common shares under its share purchase program.

BUSINESS HIGHLIGHTS

Sun Life Financial Canada

•	Kevin P. Dougherty has been named President of Sun Life Financial Canada, effective September 6, 2004, succeeding Robert M. Astley who is retiring.

•	Group Benefits launched Benefits Explorer on its Plan Member website, providing members with improved access to their personal online medical and dental coverage information as Sun Life Financial continues to provide industry-leading technology to its Group Benefit members.

•	Sun Life Financial’s integration with Clarica was recognized as Project of the Year at the ProjectWorld Canada National Conference and Trade Show. The project was recognized for its use of leading project management practices, timely delivery and success in managing a wide range of complexities and other challenges.

•	The Clarica Independent Career Advisors sales channel of Sun Life Financial now offers Canadians access to 50,000 medical specialists worldwide through the Best Doctors Service Card program.

•	Sun Life Financial sold the property management contracts for more than 100 commercial properties to Bentall Capital LP. The transaction allows Sun Life Financial’s investment management team to focus on investing and optimizing value.

Sun Life Financial U.S.

•	Independent Financial Marketing Group, Inc. (IFMG) was ranked in the Kehrer Report as the largest third party marketer of annuities through U.S. banks, thrifts and credit unions for the fifth consecutive year.

•	The Annuities business unit announced the launch of Sun Life Financial Masters, a re-branding and update of its variable annuity line.

•	Sun Survivorship Universal Life LP2, a new survivorship policy, was introduced to meet the needs of individuals who desire death benefit guarantees, regardless of changes in interest rates or insurance charges, and the flexibility to choose a no-lapse guarantee period that best fits their needs.

Sun Life Financial / Second Quarter	Page 3

•	The U.S. Group Life & Health business unit expanded its distribution capabilities by opening sales offices in Cincinnati, Ohio, Pittsburgh, Pennsylvania, Rochester, New York, and Portland, Maine, where it will be able to capitalize on the reputation built with employers, brokers and third-party administrators through its significant presence in these cities.

Other

•	As part of its U.S. Service Centre strategy and in response to growing business needs, Sun Life Financial is establishing a financial services customer support centre in Lethbridge, Alberta.

•	In late April, Sun Life Financial’s joint venture company, Sun Life Everbright Life Insurance Company Limited, started selling life insurance products in Beijing, the capital of the People’s Republic of China. Beijing sales accounted for 10 per cent of the China joint venture’s total sales for May and June.

Analysts’ Conference Call

Sun Life Financial will be discussing second quarter 2004 results and reporting sources of earnings in its analysts’ conference call on July 29, 2004. Copies of Sun Life Financial’s interim financial statements, management’s discussion and analysis, and supplementary information for the quarter ended June 30, 2004 are available at www.sunlife.com. Sun Life Financial’s financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2004, the Sun Life Financial group of companies had total assets under management of $373 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	investor.relations@sunlife.com

Sun Life Financial / Second Quarter	Page 4

Management’s Discussion & Analysis for the six months ended June 30, 2004

EARNINGS AND PROFITABILITY

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Revenues ($mm)	5,551	5,538	5,437	5,282	5,579	11,089	11,337

Shareholders’ Net Income ($mm)	438	366	206	394	366	804	709
Operating Earnings[1]($mm)	438	425	417	394	366	863	709

Earnings Per Share (EPS) ($)	0.73	0.61	0.34	0.65	0.60	1.34	1.16
Operating EPS[1]($)	0.73	0.71	0.69	0.65	0.60	1.44	1.16

Return on Equity (ROE) (%)	12.0	10.3	5.9	11.3	10.3	11.2	9.6
Operating ROE[1](%)	12.0	12.0	11.8	11.3	10.3	12.0	9.6

Average Shares Outstanding (mm)	600.7	600.0	601.4	603.3	610.3	600.4	613.5
S&P 500 Index (daily average)	1,123	1,132	1,056	1,000	938	1,128	900

Sun Life Financial Inc. (the “Company” or together with its subsidiaries and joint ventures “Sun Life Financial” or “SLF”) reported earnings of $438 million for the quarter ended June 30, 2004. EPS of 73 cents was up 22 per cent from 60 cents a year ago. The Canadian, United States and Asian business groups all contributed to the increase in earnings, which grew in part due to higher equity markets, enhanced spreads and improved credit experience.

On a year-to-date basis, the Company reported operating earnings1 of $863 million, up 22 percent from the first half of 2003, despite the impact of the strengthened Canadian dollar, which reduced earnings by approximately $27 million. This increase in operating earnings reflected the impact of higher average equity markets, enhanced spreads and improved credit experience. Operating earnings year-to-date exclude a $59 million charge for the settlement announced on March 31, 2004 of administrative proceedings by the Securities and Exchange Commission (SEC) against Massachusetts Financial Services Company (MFS). Operating ROE1 for the first half of 2004 increased 240 basis points compared to the same period in 2003, driven by higher earnings. Operating EPS1 of $1.44 was up 24 per cent from $1.16 in the first half of 2003. Including the $59 million charge, shareholders’ net income for the first half of 2004 was $804 million, EPS was $1.34 and ROE was 11.2 per cent.

1	Operating earnings, operating EPS and operating ROE are non-GAAP measures and have no standardized definition under GAAP. They are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers. Operating earnings for the first quarter of 2004 exclude a $59 million charge related to the settlement, on March 31, 2004, of administrative proceedings by the SEC against MFS regarding disclosure of brokerage allocation practices in connection with fund sales. Descriptions of operating earnings and reconciliations of non-GAAP measures in each period are contained in the Management’s Discussion & Analysis (MD&A) for the relevant period. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP. See the Company’s 2003 Annual MD&A for additional information concerning the Company’s use of non-GAAP financial measures.

Sun Life Financial / Second Quarter	Page 5

PERFORMANCE BY BUSINESS GROUP

The Company has six reportable segments: Sun Life Financial Canada, Sun Life Financial U.S., MFS Investment Management, Sun Life Financial Asia, Sun Life Financial U.K. and Corporate Capital. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s functional currency to facilitate the analysis of underlying business trends. Additional details of the segments and the purpose and use of the segmented information are outlined in note 5 to the interim consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles.

Sun Life Financial Canada

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Revenues ($mm)	2,139	2,261	2,265	2,109	2,112	4,400	4,262

Net Income ($mm)
Retail Operations	129	121	124	106	103	250	189
Group Benefits	44	75	57	50	64	119	126
Group Retirement Services	27	23	24	23	22	50	41
Reinsurance & Other	30	26	16	27	29	56	46

Total	230	245	221	206	218	475	402

ROE (%)	12.7	13.5	12.4	12.0	12.7	13.1	11.7

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

In the second quarter of 2004, Sun Life Financial Canada’s earnings increased 6 per cent over the second quarter of 2003 and 18 percent on a year-to-date basis due to increased earnings from the investment in CI Fund Management Inc. (CI), improved credit performance in Retail Operations and the synergies attained through integration efforts, partially offset by lower Group Benefits results. Year-to-date ROE has increased 140 basis points over the same period in 2003.

•	Retail Operations earnings improved by 25 per cent relative to the second quarter of 2003, due to increased earnings from the investment in CI and improved credit performance.

•	Second quarter earnings for Group Benefits were lower than in the second quarter of 2003 and the first quarter of 2004 due to worse experience in group life and increased investments in customer service initiatives.

•	Group Retirement Services earnings increased 23 per cent over the second quarter of 2003, due to higher fee income and improved investment performance. Fee income rose as assets under management increased by 14 per cent over the second quarter of 2003 as a result of strong sales in the previous two quarters and higher equity market levels.

Sun Life Financial / Second Quarter	Page 6

Sun Life Financial U.S.

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Revenues (US$mm)	1,807	1,781	1,654	1,622	1,878	3,588	3,611
Revenues (C$mm)	2,453	2,349	2,177	2,239	2,627	4,802	5,247

Net Income (US$mm)
Annuities	33	62	39	43	15	95	29
Individual Life	33	10	20	21	20	43	36
Group Life & Health	14	2	9	6	9	16	15

Total (US$mm)	80	74	68	70	44	154	80
Total (C$mm)	109	97	89	97	63	206	117

ROE (%)	11.2	10.0	9.1	9.6	6.0	10.6	5.4

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in Sun Life Financial U.S. by CDN$3 million in the second quarter of 2004 compared to the second quarter of 2003 and by CDN$18 million for the first six months of 2004.

In U.S. dollars, second quarter 2004 earnings increased US$36 million over the second quarter of 2003 and year-to-date earnings increased by US$74 million from a year ago. ROE increased to 11.2 per cent for the second quarter of 2004 from 6 per cent in the second quarter of 2003. The increase in earnings was primarily due to the positive impact of improving equity markets, lower bond provisions and a lower effective tax rate.

•	Annuities earnings increased by US$18 million compared to the second quarter of 2003 primarily due to favourable equity markets and improved spreads on fixed annuities arising from higher investment yields and lower bond provisions. Earnings decreased compared to the first quarter of 2004 mainly due to the impact of market value fluctuations in the Guaranteed Minimum Death Benefit (GMDB) hedge and reserve strengthening.

•	Individual Life earnings increased US$13 million from the second quarter of 2003 primarily due to higher interest rates and a reduction in reserve requirements arising from the implementation of a hedging program for universal life contract guarantees.

•	Group Life & Health earnings increased US$5 million from the second quarter of 2003 primarily due to improved claims experience in the Life and Disability lines. Group Life & Health earnings increased US$12 million from the first quarter of 2004 mainly due to favourable claims experience and an adjustment to premiums receivable in the first quarter.

As confirmed in a press release on March 31, 2004, the Company and its U.S. affiliates are cooperating with the SEC in its industry-wide investigations into market timing related issues and directed brokerage and revenue-sharing arrangements with distributors.

Sun Life Financial / Second Quarter	Page 7

MFS Investment Management

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Revenues (US$mm)	319	341	325	317	294	660	564
Revenues (C$mm)	434	450	428	437	411	884	819

Net Income/(Loss) (US$mm)	30	(10)	(123)	36	30	20	48
Operating Earnings (US$mm)	30	35	37	36	30	65	48

Net Income/(Loss) (C$mm)	41	(13)	(162)	49	42	28	70
Operating Earnings (C$mm)	41	46	49	49	42	87	70

Operating ROE (%)	133.9	149.6	66.6	78.6	72.3	141.8	54.7

Average Net Assets (US$B)	138	144	135	129	122	141	117
Assets Under Management (US$B)	137	142	140	129	128	137	128
Net New Sales (Redemptions) (US$B)	(5.3)	(1.2)	0.8	(0.8)	2.9	(6.5)	4.2
Market Movement (US$B)	0.5	3.1	10.8	2.3	12.6	3.6	10.2

S&P 500 Index (daily average)	1,123	1,132	1,056	1,000	938	1,128	900

MFS contributed net income of CDN$41 million for the second quarter of 2004. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$1 million in the second quarter of 2004 compared to the second quarter of 2003 and reduced operating earnings by CDN$8 million for the first six months of 2004.

Sun Life Financial took a charge of CDN$59 million in the first quarter of 2004 related to the settlement between MFS and the SEC regarding disclosure by MFS of brokerage allocation practices in connection with fund sales. Including this charge, MFS had earnings of CDN$28 million for the first six months of 2004. Without this charge, operating earnings were CDN$87 million.

In U.S. dollars, MFS’ contribution to Sun Life Financial’s earnings in the second quarter of 2004 was US$30 million, unchanged from the second quarter of 2003. Revenues were up 9 per cent compared to the prior year, mainly due to growth in average net assets. Expenses grew by 16 per cent driven by additional costs for third-party research along with higher legal and compliance costs.

A strong recovery in equity markets contributed to a 35 per cent growth in U.S. dollar operating earnings for the first half of 2004 compared to the first six months of 2003.

Operating earnings in the second quarter of 2004 declined by 14 per cent compared to the first quarter of 2004 driven by lower revenue. Revenues in the second quarter of 2004 fell by 6 per cent versus the first quarter of 2004 due to a 4 per cent decline in average net assets along with a full quarter of reduced fees as agreed to in regulatory settlements. Management believes that under-performance in certain investment categories was a significant contributor to net redemptions of US$5.3 billion. Performance in categories such as international equities and fixed income funds continued to be strong and appropriate actions are being taken to strengthen investment performance across all portfolios.

Sun Life Financial / Second Quarter	Page 8

Sun Life Financial Asia

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Revenues ($mm)	154	145	158	144	140	299	285

Net Income ($mm)	10	7	13	11	6	17	13

ROE (%)	9.0	6.2	11.5	10.0	5.9	7.6	5.8

Revenues in the second quarter of 2004 grew by 17 per cent compared to the second quarter of 2003, after removing the effects of currency exchange rates. Individual life sales, including total joint venture sales, for Sun Life Financial Asia in the second quarter of 2004 more than doubled sales for the same period last year, with all business units showing double-digit growth in local currency.

Higher sales and improved investment yields in Hong Kong contributed to higher earnings in Sun Life Financial Asia in the second quarter of 2004 compared to the second quarter of 2003 and for the first six months of 2004 over the first six months of 2003.

Sun Life Financial U.K.

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Net Income (£mm)	17	19	21	28	19	36	40

Net Income (C$mm)	42	47	47	63	43	89	93

ROE (%)	18.9	19.1	20.4	27.9	18.3	19.0	19.1

The appreciation of the British pound against the Canadian dollar increased earnings in Sun Life Financial U.K. by CDN$3 million in the second quarter of 2004 compared to second quarter of 2003 and by CDN$4 million for the first six months of 2004.

Sun Life Financial U.K.’s second quarter 2004 earnings decreased by £2 million from second quarter 2003 and year-to-date 2004 earnings decreased by £4 million from year-to-date 2003 primarily due to reduced earnings in the Group Life business. The renewal rights on the existing block of Group Life business were sold in 2003, and the Group Life business will continue to run-off over the next several quarters.

At the end of the second quarter 2004, Sun Life Financial U.K. transferred £125 million for redeployment in other areas of the Company.

Sun Life Financial / Second Quarter	Page 9

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups, and the results of the run-off reinsurance business.

	Quarterly Results					Year to Date

	2Q’04	1Q’04	4Q’03	3Q’03	2Q’03	2004	2003
Net Income/(Loss) ($mm)	6	(17)	(2)	(32)	(6)	(11)	14

Second quarter Corporate Capital results improved by $12 million compared to the same quarter a year ago due to a number of small items including a gain realized on the sale of IQON Financial Services Inc. and improved results in the run-off reinsurance business.

Year-to-date 2004 Corporate Capital results decreased by $25 million from the previous year. The 2003 results included a gain related to the disposition of the U.K. group insurance and the positive impact arising from the resolution of prior years’ tax issues.

ADDITIONAL FINANCIAL DISCLOSURE

Revenue

Second quarter 2004 revenue of $5.6 billion was equal to revenue in the quarter ended June 30, 2003. Higher fee income arising from an increase in asset based fees was offset by declines of $74 million due to the strengthening of the Canadian dollar against foreign currencies and lower life insurance premiums due to the run-off of the Sun Life Financial U.K. business and reduced U.S. Individual Life insurance premiums.

Premium revenue was down $112 million from the second quarter of 2003 mainly due to reductions of $51 million from currency fluctuations, $45 million from the run-off of U.K. premiums resulting from the sale of Group Life renewal rights in 2003 and lower U.S. Individual Life insurance premiums.

Investment income of $1.5 billion for the three months ended June 30, 2004 was comparable with the 2003 period. Increased income from bonds, stocks and lower asset provisions was offset by decreased derivative income.

Fee income of $744 million in the second quarter of 2004 was $60 million higher than in the second quarter of 2003 mainly due to the positive impact of stronger equity markets which more than offset a decline of $15 million due to the strengthening of the Canadian dollar against foreign currencies.

Total revenue of $11.1 billion for the six months ended June 30, 2004 was $248 million lower than the $11.3 billion reported in the comparable period in 2003. The change was mainly the result of the strengthening of the Canadian dollar against foreign currency, which reduced 2004 revenues $518 million when compared to 2003. Excluding the effect of currency, growth in fee income and investment income was partially offset by a decline in fixed annuity premiums in both Sun Life Financial U.S. and in Sun Life Financial Canada due to a shift to equity-based products and lower life insurance premiums in Sun Life Financial U.K. operations due to the run off of the individual business and sale of the Group Insurance business.

Sun Life Financial / Second Quarter	Page 10

Assets Under Management

Assets Under Management (AUM) were $373.0 billion at June 30, 2004 compared to $369.6 billion at March 31, 2004 and $342.2 billion at June 30, 2003. The increase of $3.4 billion between March 31, 2004 and June 30, 2004 was mainly due to normal business growth and:

(i)	market growth of $1.9 billion; and

(ii)	currency gains of $7.7 billion;

partly offset by net redemptions of mutual and managed funds.

AUM increased $30.8 billion between June 30, 2003 and June 30, 2004. The change was primarily the result of normal business growth and:

(i)	market growth of $31.3 billion; and

(ii)	currency gains of $3.3 billion;

partly offset by net redemptions of mutual and managed funds.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets of $113.6 billion at June 30, 2004 were $4.4 billion higher than the December 31, 2003 balance of $109.2 billion due to a combination of business growth and $2.6 billion from the strengthening of foreign currencies against the Canadian dollar.

Total general fund assets at the end of the second quarter of 2004 were up $2.1 billion from the end of the second quarter of 2003 due to normal business growth and the strengthening of the foreign currencies against the Canadian dollar, which increased asset values by $1.0 billion.

Actuarial and other policyholder liabilities increased $2.4 billion between December 31, 2003 and June 30, 2004 primarily from the impact of currency fluctuations which increased liability values by $2 billion and growth in the Sun Life Financial U.S. operations.

Actuarial and other policyholder liabilities of $79.7 billion at June 30, 2004 were $1.4 billion higher than at June 30, 2003 largely as the result of the impact of currency fluctuations and growth in the U.S. operations Individual Life and Annuity businesses.

Shareholders’ equity increased from $13.9 billion at December 31, 2003 to $14.8 billion at June 30, 2004. Shareholders’ net income, before stock option costs of $7 million, contributed $811 million and was partly offset by dividend payments of $252 million and $22 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. The strengthening of foreign currencies against the Canadian dollar also increased shareholders’ equity by $347 million for the first six months of 2004.

Shareholders’ equity was $14.8 billion at June 30, 2004, up $502 million from March 31, 2004 and up $933 million from June 30, 2003. Second quarter shareholders’ net income, before stock option costs of $3 million, contributed $441 million, partially offset by dividend payments of $126 million. Common shares repurchased and cancelled, net of new issues for stock options, reduced shareholders’ equity by $32 million and the strengthening of foreign currencies against the Canadian dollar increased shareholders’ equity by $219 million.

On July 29, 2004 the Board of Directors approved an additional 5 per cent increase to shareholder dividends increasing quarterly dividends per share to 22 cents per share from 21 cents per share.

Sun Life Financial / Second Quarter	Page 11

As at June 30, 2004, 599,814,358 common shares and 13,389,884 stock options of Sun Life Financial Inc. were outstanding.

Cash Flows

	Quarterly Results		Year to Date

($mm)	2Q’04	2Q’03	2004	2003
Cash and cash equivalents, beginning of period	3,386	4,474	3,178	4,156
Cash flows provided by (used in):
Operating activities	1,449	472	1,503	2,251
Financing activities	(290)	(352)	(280)	(457)
Investing activities	(971)	(588)	(836)	(1,998)
Discontinued operations	—	—	—	273
Changes due to fluctuations in exchange rates	56	(199)	65	(418)

Increase (Decrease) in cash and cash equivalents	244	(667)	452	(349)

Cash and cash equivalents, end of period	3,630	3,807	3,630	3,807
Short-term securities, end of period	2,794	2,656	2,794	2,656

Total cash, cash equivalents and short-term securities	6,424	6,463	6,424	6,463

Net cash, cash equivalents and short-term securities at the end of the second quarter of 2004 declined $39 million from the second quarter of 2003.

The second quarter of 2004 had an increase of $244 million in cash and cash equivalents compared to an outflow of $667 million in the second quarter of 2003. The improvement in cash flow was related to improved flows of $977 million from operations, mostly from lower annuity surrenders and fluctuation of cash flows from other assets and liabilities partly offset by an increase of $383 million in cash flows used in investing due to business growth. Fluctuating currency exchange rates contributed $56 million to cash flows in the second quarter of 2004 compared to reducing cash flows by $199 million in the comparable period in 2003.

The first six months of 2004 had positive cash flows of $452 million compared to outflows of $349 million in the first six months of 2003. Lower inflows from operating activities were more than offset by lower utilization of funds for investing activity and a favourable contribution of $65 million in 2004 from currency fluctuations compared to a negative amount of $418 million in 2003.

Risk Management

Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the various risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category which includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in its annual MD&A and Annual Information Form (AIF). Interest rate and

Sun Life Financial / Second Quarter	Page 12

equity market sensitivities are disclosed in the MD&A, but change as market levels change, new business is added, or as management actions are taken.

Outlook

The Company’s annual MD&A includes a description and analysis of the key factors and events that could impact future earnings. These factors and events have, for the most part, remained substantially unchanged.

While the outlook for the North American economies is not as robust as earlier in the year, GDP in Canada and the U.S. is still expected to grow at 3-4 per cent in 2004 and 2005. Economic growth, a healthy job creation environment, and continued signs of modest inflation are all indications of a rising interest rate environment. Should interest rates rise at a steady rate, 100 to 200 basis points over the next 18-24 months, the Company would benefit, particularly in the U.S. fixed annuity and universal life businesses. Conversely, if interest rates were to decline, the Company would be protected by actions taken to mitigate the risk of lower interest rates.

U.S. Regulatory Proceedings and Litigation

The SEC and other regulators are conducting industry-wide investigations and examinations into various issues, including market timing and late trading of mutual funds and variable insurance products and directed brokerage, revenue-sharing and other arrangements with distributors. Certain of the Company’s subsidiaries are cooperating in the examinations. Additional information concerning these and related matters is provided in Note 8 to the Company’s interim consolidated financial statements for the period ended June 30, 2004, in the Business Developments, Financial Performance Overview and MFS Investment Management sections in the Company’s 2003 MD&A and in the Overview and Risk Factors-Investigations into U.S. Investment Industry sections of the Company’s 2003 Renewal AIF. Copies of these documents are available at www.sedar.com.

Forward Looking Statements

Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Company may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s 2003 Renewal AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Sun Life Financial / Second Quarter	Page 13

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.